[Nanophase Letterhead]
September 22, 2006
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
ATTN: John Cash, Accounting Branch Chief

RE:	Nanophase Technologies Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006
SEC File No. 0-22333
Dear Mr. Cash:
     Nanophase Technologies Corporation (the “Company” or “Nanophase”), hereby files with the Securities and Exchange Commission (the “Commission”), a response to the comments raised by the Staff with respect to the above-referenced report (the “10-K”) in the Staff’s comment letter dated August 23, 2006 (the “Second Comment Letter”). All responses to the accounting comments set forth in this letter were prepared in consultation with our independent auditors. For ease of review, we have numbered our responses below to correspond to the numbered comments set forth in the Second Comment Letter and have included (in bold) the Staff’s comment. We have taken the liberty of addressing the first and fourth comments first, as the second and third comments require a few introductory thoughts.
Statement of Stockholder’ Equity, page F-7
1.	Staff Comment. We reviewed your response to prior comment three. Please confirm that there is not a liquidated damages clause in your registration rights arrangement as addressed in EITF 05-4. In addition, please revise future filings to disclose, your conclusion that there are no settlement alternatives available to Altana if the shares they purchased are not registered and to summarize your conclusion regarding the classification of these shares in permanent equity.

Company Response. The Company confirms that there is not a liquidated damages provision in the Altana Registration Rights Agreement. We will revise future filings to (a) disclose the Company’s conclusion that no settlement alternatives are available to Altana if the shares it purchased are not registered, and (b) summarize our conclusion that the Company has treated the shares purchased by Altana as permanent equity.

Note 18. Administrative Actions. Page F-25
4.	Staff Comment. We reviewed your response to prior comment eight. Please revise future filings to clarify that you believe a material loss related to this matter is remote.

Company Response. We will revise future filings to indicate our belief that the likelihood of a material loss arising from this matter is remote.
Preface to Company’s Response to Questions 2 and 3: Summary of Nanophase’s Business Model.
     Before proceeding with the next two responses, management thought that the clarity of the Company’s position and reasoning would be enhanced by first summarizing Nanophase’s business model. The qualitative factors used by management in deciding appropriate application of GAAP stem directly from the nature of how the Company develops markets. Nanophase does so by first working with customers to apply the Company’s nanomaterials to the customer’s products in order to solve a problem or otherwise achieve results desirable in the customer’s particular market. Working with customers to create such solutions ideally leads to eventual sales of the customer’s products containing nanomaterials. This, in turn, facilitates the customer’s buying those nanomaterials from the Company.
     Almost none of our nanomaterials provide a ready-made “drop-in” solution for our customers. Instead, most customers incorporate the Company’s nanomaterials into their own products for use in one of their own downstream customer’s products, which thereafter are sold to end users. A small amount of our revenue results from our customers incorporating the Company’s nanomaterials into their products for direct sales to end users. An even smaller amount of our revenue results from our customers using our nanomaterials solely for R&D purposes, without any collaboration from the Company about how to apply our materials to achieve the results desired in the customer’s market.
     The Company’s experience has taught management that the most productive way to succeed in the marketplace is to work with partners to develop applications of nanomaterials that provide the partners with solutions. Such solutions usually are applied through the partners’ chemical systems that first must be optimized for use with nanomaterials. This process of working with customers to apply our nanomaterials to achieve solutions with commercial value in a customer’s market is generally expensive, protracted and yields only occasional success. Typically, less than [* * *] percent of our customer opportunities ultimately result in commercial products being sold by Nanophase.
     Through experience, we have identified partners with strong positions in their respective applications markets that are conducive to exploiting the strengths of our nanomaterials. Unlike

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the Company, such partners have development, sales and distribution infrastructures and expertise in their specific markets. Working with these partners often requires the Company to expend significant effort in producing customized nanomaterials that meet customers’ performance requirements. The typical adoption cycle (the time it takes from [i] our nanomaterials first being sampled to our partners to [ii] their commercial introduction of a product incorporating our nanomaterials), even when accelerated through partnering, ranges from [* * *] to
[* * *] years. Adoption cycles in a [* * *]-year range that result in high-six- to seven-figure sales dollars represent stunning success to Nanophase management.
     It is within this framework that we discuss the ongoing development work that the Company does in concert with its various partners. The success rate is low and requires extensive effort from both parties. Between January 1999, when we adopted this partnering model, and June 30, 2006, Nanophase incurred approximately $[* * *] in R&D expenses. The vast majority of this expense was incurred through working directly with our partners to develop applications using our nanomaterials. Nanophase views this process of supporting our partners’ product development and sales as an inherent part of the partnership. Nanophase recovers its sales development cost when its nanomaterials are finally purchased in commercial quantities. The Company expects this recovery to accelerate as volume sales increase and our partners’ products incorporating our nanomaterials gain broader market acceptance.
     For the years 2003, 2004 and 2005, Nanophase’s R&D expense averaged just over $[* * *] per year. We are on a [* * *] pace for 2006. This reflects the Company’s targeting its R&D resources toward supporting our various partners. We have not materially changed this focus in R&D dollars or effort with the addition of Altana/BYK Chemie to our group of partners in 2004 or for the CMP applications development discussed in the February 2004 amendment to our Cooperation Agreement with RHEM. This type of R&D application support is an integral component of the Company’s business model and critical to obtaining sales resulting from productive relationships with our partners.
Note 7. Pledged Assets and Long-Term Debt, page F-17
2.	Staff Comment. We reviewed your response to prior comment five. However, it is still unclear to us how you determined the value of the additional rights and privileges given to BYK Chemie. It appears to us that this calculation may need to be performed independently from your calculation of the discount on the note that resulted because the interest rate you received was below fair value.

Company Response. In addition to the promise to repay the cash component of the Note, the Company also committed (i) to give “first priority” for use of the NAS reactor system and related equipment purchased with the cash proceeds of the Note to manufacturing

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nanomaterials ordered by BYK, and (ii) to provide “experimental” nanomaterials to BYK for its evaluation. APB 21 provides the following guidance related to other rights and privileges:
“7. Unstated rights or privileges. A note issued solely for cash equal to its face amount is presumed to earn the stated rate of interest. However, in some cases the parties may also exchange unstated (or stated) rights or privileges, which are given accounting recognition by establishing a note discount or premium account. In such instances, the effective interest rate differs from the stated rate. For example, a corporation may lend supplier cash which is to be repaid five years hence with no stated interest. Such a noninterest bearing loan may be partial consideration under a purchase contract for supplier products at lower than the prevailing market prices. In this circumstance, the difference between the present value of the receivable and the cash loaned to the supplier is appropriately regarded as an addition to the cost of products purchased [Nanophase comment: in this case, APB 21 applies to the cost of nanoproducts purchased by BYK, which logically equates to revenue to Nanophase] during the contract term. The note discount is amortized as interest income over the five-year life of the note.”
The Company gave accounting recognition to the rights exchanged in the BYK Note. Management determined that the best methodology to value those rights would include the following:
•	Cash provided upon execution of the Note was deemed to be at fair value, as expressly provided under APB 21, paragraph 11.

•	Part of the value exchanged for the rights granted to BYK under the Note (the rights to manufacturing “priority” and “experimental” nanoproducts) can be attributed directly to the “interest-free” period and the stated interest rate of the Note being less than market-value (i.e., in exchange for these rights, BYK gave up its rights to a higher rate of interest and a longer period of interest accrual). See our June 15, 2006 response for a discussion of the estimation of a fair value interest rate.

•	Absent further guidance from APB 21, we reviewed the FASB’s exposure draft on fair value measurements, which was recently issued as SFAS No. 157 “Fair Value Measurements.” The balance of the net value that Nanophase received in exchange for giving BYK rights of “first priority” and to obtain the Company’s “experimental products” can be determined only through a “Level 3” estimate, as discussed in the SFAS No. 157.
Management undertook to establish the net value of the rights exchanged under the Note by considering the market approach, the income approach, and the cost approach to valuation.

The Coatings Market and Nanophase’s Relationship with BYK
     Referring back to our business model, here is a brief historical view of the factors pertaining to the coatings market that are required to establish an appropriate valuation. Many of the same factors inherent in Nanophase’s access to the personal care and sunscreen additives markets through the Company’s partnership with BASF, and our inroad into the CMP market through Nanophase’s partnership with RHEM (see our response to Staff Comment 2 below in this letter), are analogous to way in which the Company expects to develop its business in the coatings market—through our partnership with BYK Chemie and Altana Chemie (the combined companies, subsidiary and parent, are referred to here as “BYK”). Since 1997, the year of our IPO, Nanophase had never experienced significant success in the coatings market. Given the lack of sales and sales prospects in the coatings market by March 2004, when the Company entered its Joint Development Agreement with BYK, management viewed allowing BYK exclusivity in a broadly defined portion of the coatings market to be of [* * *] risk to Nanophase. Our assessment of this risk was made after over eight years of unsuccessfully trying to develop customers interested in applying our nanomaterials to their products sold in the coatings market. It became obvious that a partnership with a larger entity already entrenched in the coatings market would be required for Nanophase to succeed in this market. Access to a larger entity’s R&D and testing facilities and, more importantly, its marketing and distribution infrastructure and channels were, in our view, critical to eventually attaining any significant measure of nanomaterials sales in coatings applications.
     The Company retained an investment bank concentrating in the chemicals industry to find a partner to help us exploit the market for incorporating our nanomaterials into coatings. Both through our consultants and directly, we contacted dozens of companies, gauged their interest level, and where appropriate, began discussing the sort of mutually beneficial relationships that were feasible. These companies all insisted on an exclusive relationship in order to justify their investment in the resources necessary to bring to the coatings market their products containing the Company’s nanomaterials. We ultimately found that BYK was the only company whose business model and expertise were conducive to partnering with Nanophase to market high value-added coatings products containing our nanomaterials. BYK told us that during its vetting process, it had researched [* * *] of high-tech manufacturers of nanomaterials and advanced materials, sampled their materials, visited roughly [* * *] of them, and determined that Nanophase was the only such nanomaterials manufacturer that BYK was willing to commit to working with on a mutually exclusive basis. They viewed our model and our approach to building business critical to achieving mutual success.
     After the start of the Company’s relationship with BYK in March 2004, BYK bought [* * *] quantities of our nanomaterials in 2004 ($[* * *]) and 2005 ($[* * *]).

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BYK indicated that it anticipated its demand for additional nanomaterials would increase in subsequent years, as the market developed for BYK’s coatings products containing the Company’s nanomaterials. However, Nanophase recognized that such additional demand would require the Company to buy additional equipment to produce the nanomaterials that both BYK and we hoped eventually would be needed to fill BYK’s future orders. This led the parties to enter into the Note.
The Note and Fair Value
     Based on the Company’s business model and Nanophase’s relationship with BYK, management then began assessing the fair value of the rights granted to BYK during the period of the BYK loan agreement (November 3, 2005 to March 31, 2012): “first priority” use of our manufacturing equipment installed to fill orders that the Company did not yet have but hoped to receive in the future from BYK; and our making available to BYK certain “experimental” nanomaterials for its evaluation.
     As previously discussed, there are no pre-existing commercial markets for the Company’s nanomaterials. Part of our model involves developing such markets through partnerships with larger entities that will use our nanomaterials to formulate their products for targeted solutions and applications in a particular market. Having no drop-in commercial products and no pre-existing markets, management recognized that it could not rely on the market approach to assess fair value.
     We do know what our nanomaterials typically cost to make. However, we do not have solid input to project the final selling prices of these coatings nanomaterials or the quantities that may be saleable. Our previously existing significant customers occupy portions of the personal care and sunscreen additives markets and the CMP market. None of these markets are analogous to the coatings market. In terms of market size, Nanophase has sold a total of [* * *] $[* * *] of nanomaterials to BYK in 2004 and 2005. Most of these nanomaterials were produced inefficiently, consistent with their use primarily for development and further qualification of new coatings applications. Even after completing installation and commissioning of the Company’s new NAS reactor and the related equipment purchased with proceeds of the Note (expected to occur as of [* * *]), management does not expect BYK to purchase enough nanomaterials to qualify it as a significant customer until [* * *]. Moreover, by [* * *], the Company still is likely to have limited visibility as to the volume of our nanomaterials that BYK will purchase between [* * *] and the end of the loan agreement with BYK in March 2012.
     BYK has hired over [* * *] nanomaterials research and applications scientists since early 2003. This brings BYK’s total number of nanomaterials scientists to more than [* * *]. BYK tells us that these scientists spend much of their time working to incorporate our nanomaterials into BYK’s coatings products to provide benefits to

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BYK’s customers. The amount of resources that BYK has and applies to bringing new products containing our nanomaterials to the coatings market vastly exceeds the resources provided by or available to Nanophase.
     When analyzing the applicable valuation input as a whole, we have established the following:
•	We have accurately estimated the value of the loan discount, and the corresponding deferred revenue, to be $350,000 using quantitative factors. We had market feedback for both the establishment of market loan terms and a market interest rate;

•	As a result of this arrangement, Nanophase does not plan to expend any additional resources other than those already dictated by its business model;

•	The market for our nanomaterials in coatings is unknown and difficult to estimate accurately, given the lack of historical data available;

•	It is unclear whether the relationship between Nanophase and BYK will ultimately generate [* * *] to those of Nanophase’s relationships with its other partners;

•	The best estimate for the income generated through this arrangement will continue to be margins received on product sales once markets are established, quantities sold can be quantified and pricing can be reliably estimated;

•	The value of the equipment we bought and installed with the Note proceeds is not yet known because no commercial market exists for the nanomaterials that we anticipate eventually manufacturing with this equipment; and

•	Nanophase has no known path to market its nanomaterials for formulation in coatings applications absent our relationship with BYK.
     We understand that the determination of fair value, absent similar transactions or a ready market from which to ascribe broad value to the net rights given, would rely on consideration received and discounted future cash flows. Management has concluded that future cash flows from sales are not accurately determinable at this time due to the inherent variability of demand and the lack of a defined coatings market for our nanomaterials. Furthermore, given Nanophase’s view of the current and future landscape in this relationship and these markets, any rights and privileges related to this arrangement offered to BYK require no new expenditures on the part of Nanophase, therefore we ascribed [* * *] to them. Because $350,000 in consideration was actually received from BYK (in the form of a calculable note discount), we believe that this

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number best provides an accurate valuation. Given this logic, all other value to the BYK loan arrangement is [* * *] and therefore
[* * *] to the Company’s financial statements.
     Management believes that after a thorough review of relevant GAAP (including the FASB No. SFAS 157 “Fair Value Measurements,” APB No. 21 “Interest on Receivables and Payables,” APB No. 29 “Accounting for Nonmonetary Transactions” and the AICPA’s AU Section 328 (from SAS No. 101) on Auditing Fair Value Measurements and Disclosures), the $350,000 in consideration received from BYK was appropriately recognized as [* * *] fair value and will be accounted for ratably over the life of the Note. The interest expense being recognized evenly over the Note’s life and the other revenue being recognized from the date of the commissioning of the equipment (expected to be [* * *]) through July of 2009, the expected payment date of the final loan installment.
Note 15. Significant Customers and Contingencies. Page F-23
3.	Staff Comment. We reviewed your response to prior comment six. However, it is still unclear to us how you determined that the reduction in the minimum purchase requirements for 2005 and the two year contract extension had no value. Please advise or demonstrate that recording the entire amount as revenue in 2004 did not materially impact your financial statements.

Company Response.

The Company’s Initial Exploration of CMP Market
     In 1996, the Company began discussing with prospective customers in the semiconductor consumables supply market the possibility of using the Company’s nanoparticles in the customers’ slurry products for chemical mechanical planarization (“CMP”) of semiconductor wafers. Even after the Company became publicly-held (November 1997), it recognized that it could not penetrate this market alone because Nanophase had no presence or name-recognition in the market. Similarly, the Company lacked the financial resources (which it estimated as over $30,000,000) required to develop the infrastructure needed to penetrate the CMP market without a strategic partner.
     By 2001, only [* * *] potential customers with a significant presence in the CMP market had expressed any serious interest in discussing with the Company a possible future strategic relationship. The Company’s discussions with one of these potential customers, [* * *], ended in early 2002, when negotiations toward a supply agreement reached impasse. The [* * *] potential customer was Rodel, Inc. (now-known as Rohm and Haas Electronic Materials CMP Inc [“RHEM”], a major force in the market for semiconductor pads, conditioners, products for CMP of semiconductor wafers and other consumables.

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The 2002 Cooperation Agreement
     When the Company began discussing a possible relationship with RHEM in early 2002, RHEM was not in the CMP slurry business. RHEM decided to enter this business as a compliment to its other consumables products. Both RHEM and the Company also believed that using Nanophase’s nanoparticles in slurry products made by RHEM would result in slurry products that would be highly desirable to RHEM’s existing customers. The parties’ mutually exclusive Cooperation Agreement, signed in June 2002, reflected these views in reciting that (at page 1) “Nanophase and Rodel believe that use of Nanophase’s Particles for applications in the Field with Rodel’s slurry products will result in superior products for sale to Rodel’s CMP customers”.
     The parties understood that RHEM’s slurry products containing the Company’s nanoparticles would be different than anything previously available in the CMP market. The parties also recognized that as RHEM’s customers began testing RHEM’s new slurry products, numerous adjustments to those products—and potentially, to the Company’s component nanoparticles—would be required. Thus the Cooperation Agreement provided (at Section 11(a) ) that “[t]hroughout the term of this Agreement, Nanophase agrees to use commercially reasonable efforts and devote reasonable resources to maintain the Particles for applications in the Field as ‘state of the art’ or better, based on mutually agreed specification.” The Cooperation Agreement further provided (at Section 11(b) ) that if RHEM were to notify the Company that RHEM had located “competitive particles” that performed materially better than the Company’s nanoparticles for application to a particular slurry product, the Company would be obliged to produce nanoparticles with similar material performance characteristics within [* * *] months or RHEM would be entitled to buy particles from another supplier, with Nanophase still being required to supply its nanomaterials to RHEM on a non-exclusive basis for the duration of the agreement. The Company understood that if this contingency were to occur, its nanoparticles thereafter would be [* * *] in the CMP market because, as a practical matter, [* * *] consumables supplier would buy nanoparticles without an exclusive relationship.
     When the Company and RHEM entered into their Cooperation Agreement in 2002, RHEM and the Company were optimistic about the prospects of RHEM’s customers qualifying and buying RHEM’s slurry products containing the Company’s nanoparticles. Yet, RHEM [* * *] customers who had completed the lengthy process required to qualify a RHEM slurry product containing the Company’s nanoparticles. Based on RHEM’s estimate of the time required for product qualification and projected sales, RHEM agreed to buy the Company’s nanoparticles at certain volumes during 2002 — 2005. However, both RHEM and the Company appreciated that the cycle for adoption

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and sale of RHEM’s slurry products containing the Company’s nanoparticles was unknown and that neither RHEM nor the Company could accurately predict the timing of such customer qualification and sales.
     Accordingly, the 2002 Cooperation Agreement [* * *] require RHEM to buy [* * *] nanoparticles from the Company during 2002 in order to maintain the parties’ mutually exclusive relationship. [* * *] the Cooperation Agreement provided for the Company to assist RHEM and its customers in expediting the product qualification process. See Cooperation Agreement at Section 1(c)(iii), where the Company undertakes to “provide agreed technical support to Rodel and its customers as to the use of [the Company’s] Particles and the [RHEM] Development Products.”
     Based on RHEM’s projection of the time required for qualification and purchase of its slurry products containing the Company’s nanoparticles, the Cooperation Agreement conditioned the parties’ mutually exclusive relationship on RHEM buying [* * *] kilograms of nanoparticles by the end of 2003. See Cooperation Agreement, optimistically further requiring RHEM to buy [* * *] kilograms of the Company’s nanoparticles in 2004 and [* * *] kilograms in 2005. Id.
     The parties recognized that RHEM’s ability to fulfill its purchase obligations would be subject to the unpredictable rate of product acceptance by RHEM’s customers. Therefore, the Cooperation Agreement provided that if RHEM were to be unable to buy the quantity of nanoparticles required to maintain the parties’ mutually exclusive relationship, then the parties would “meet in good faith to discuss the progress to date and possible adjustment of any targets, goals or prices previously established with respect to development and sale of Particles for applications in the Field (the ‘Adjustment Discussions’).” Cooperation Agreement at Section 12(a).
2003 Developments
     Between late 2002 and the end of 2003, RHEM did buy the [* * *] kilograms of nanoparticles from the Company required to maintain exclusivity in 2003 under the Cooperation Agreement. However, RHEM had used [* * *] those nanoparticles by early 2004 because the CMP market was taking considerably longer than RHEM had expected to qualify and accept its new slurry products containing the Company’s nanoparticles. In addition, by late 2003, although customer test results were promising, [* * *] RHEM customer had completed its process for qualifying RHEM’s slurry products containing the Company’s nanoparticles. These circumstances led RHEM to notify the Company in early 2004 that RHEM would [* * *] during 2004. The Company then initiated contractual Adjustment Discussions with RHEM in early 2004.

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Amendment No. 1 to Cooperation Agreement
     During the parties’ Adjustment Discussions, the Company recognized that:
A.	Purchases of RHEM’s slurry products containing the Company’s nanoparticles likely would require at least [* * *] additional years to ramp up to the levels that RHEM had initially expected to achieve by [* * *];

B.	As the Company had suspected at the outset of its relationship with RHEM, RHEM’s customers would not buy RHEM’s slurry products containing the Company’s nanoparticles unless RHEM’s supply of nanoparticles was secured through an exclusive relationship between RHEM and the Company;

C.	RHEM would not be in a position to buy additional nanoparticles from the Company in [* * *] unless the Company were to incur the cost of assisting RHEM during [* * *] with reformulating RHEM’s slurry products containing the Company’s nanoparticles and supporting RHEM’s sales efforts by working directly with its customers;

D.	Even if the Company had considered ending its mutually exclusive relationship with RHEM, doing so in [* * *] would not have resulted in any [* * *] sales of nanoparticles for applications in the CMP market through the Company working with [* * *] or other RHEM competitors (i.e., competitors’ customers would have had to complete their own multi-year qualification process before buying competitors’ slurry products containing the Company’s nanoparticles), presuming that [* * *] or any other viable RHEM competitors would entertain working with Nanophase on a non-exclusive basis; and

E.	The Company’s greatest potential for selling its nanoparticles in the CMP market during [* * *] would be promoted by continuing to work with RHEM in [* * *] under an amended Cooperation Agreement.
     Amendment No. 1 to the Cooperation Agreement, signed on February 25, 2004, reflects the parties’ recognition that [* * *] would be devoted to collaborative development and promotion of RHEM’s slurry products containing the Company’s nanoparticles. Accordingly, Amendment No. 1 provides that: RHEM will pay the Company $[* * *] during 2004 for continued development work (Amendment No. 1, paragraph 1); RHEM need not buy any nanoparticles in [* * *] to maintain exclusivity (Amendment No. 1, paragraph 2); RHEM will buy [* * *] nanoparticles during 2005 to maintain exclusivity (i.e., “at least $[* * *] in Particles for applications in the Field or such other amount of sales of Particles as the parties shall determine by mutual written

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agreement no later than October 15, 2004”); (Amendment No. 1, paragraph 2); and the Cooperation Agreement is extended approximately two years to December 2009 (Amendment No. 1, paragraph 3).
     During 2004, the Company used the $[* * *] paid by RHEM: to fund the Company’s continued employment of [* * *] scientists whose time was dedicated to working with RHEM and its customers; to work with RHEM in reformulating its slurry products containing the Company’s nanoparticles; to fund the Company’s costs of meeting quarterly with RHEM to refine its marketing strategies to promote acceptance of its slurry products containing the Company’s nanoparticles; and to fund the costs of the Company’s joint sales calls with RHEM on its CMP customers in [* * *].
     As stated in our letter to the SEC dated June 15, 2006: “The Company recognized, as had occurred in previous new product development efforts, that the originally agreed to expected quantities to be shipped had been based upon imperfect market knowledge and for purposes of its lost margin calculations it used the 2003 quantity of material shipped to RHEM, which resulted in an estimated $[* * *] in margin.” Management agreed that the $[* * *] in “development funding” would effectively replace the Company’s margin on nanoparticles that would have been sold had RHEM merely met its projections for 2003. The $[* * *] thus enabled the Company to continue supporting its partnership with RHEM and thereby preserve a realistic potential for subsequent nanoparticle sales in the CMP market.
     As part of the Company’s efforts to preserve that potential, Nanophase agreed to make two further changes to the Cooperation Agreement through Amendment No. 1: (i) Amendment No. 1 maintained the parties’ mutually exclusive relationship in [* * *] while suspending for [* * *] RHEM’s obligation to buy a specified quantity of the Company’s nanoparticles for use in RHEM’s slurry products; and (ii) Amendment No. 1 extended the duration of the Cooperation Agreement for approximately two years (from June 24, 2007 to December 31, 2009). The Company believes that these two changes to the Cooperation Agreement were [* * *]. The value of the 2005 purchase obligation negotiating deadline and the contract extension is minimal because Amendment No. 1 still requires RHEM to renegotiate its annual obligation with the Company by October 15 of each year in order to retain exclusivity. Given the lack of visibility relating to this business—plainly evidenced by the [* * *] initial volumes projected compared to the volumes actually purchased—the expectation that each October 15th essentially brings a new agreement is inherent. As an additional point of reference, both RHEM and [* * *], the other consumables supplier with whom the Company had initially explored entering into an exclusive relationship, had predicted near term product sale volumes at [* * *] stated in the 2002 Cooperation Agreement. This further indicates that those contractually stated quantities were [* * *], at best.

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     The [* * *] nature of the above two changes to the Cooperation Agreement is further confirmed by the point that if the Company had rejected Amendment No. 1, Nanophase still would have been unable to sell its nanoparticles in the CMP market during [* * *]. Thus, the contract changes reflected in Amendment No. 1 did not prevent the Company from realizing any sales revenues otherwise available. In addition, by [* * *], Nanophase’s only practical route to selling its nanoparticles in the CMP market was through continuing the Company’s strategic partnership with RHEM. The contract changes made by Amendment No. 1 did not eliminate any sales routes otherwise realistically open to the Company. Moreover, by [* * *] the parties recognized that RHEM’s projections would require at least [* * *] additional years to be realized. The contract changes reflected in Amendment No. 1 thus did not alter the Company’s view of the ultimate value to be obtained from the nanoparticles sold under the Cooperation Agreement.
Amendment No. 2 to Cooperation Agreement
     By early in the last quarter of [* * *], RHEM had a more accurate understanding of the time its customers needed to qualify and accept RHEM’s slurry products containing the Company’s nanoparticles. Accordingly, in October 2004, RHEM and the Company negotiated and signed Amendment No. 2 to Cooperation Agreement, providing the minimum quantities of nanoparticles that RHEM was required to buy from the Company during [* * *] and [* * *] to maintain exclusivity. As the Company stated in its Form 8-K filed on October 22, 2004 in connection with Amendment No. 2 to Cooperation Agreement, this Amendment reduced RHEM’s minimum purchase requirements necessary to maintain the Company’s exclusivity obligations to RHEM in 2005 and the “reduction reflects the parties’ recognition of the difficulty in precisely estimating the timing of product development and sales in the semiconductor polishing market.”

[* * *] CONFIDENTIAL TREATMENT REQUESTED — This confidential portion has been omitted from this document and filed separately with the Commission.

Recap of RHEM’s Projected Contractual Product Purchase Requirements

	2002			2003			2004			2005			2006

6/24/02 Agreement	$	[* * *]		$	[* * *]		$	[* * *]		$	[* * *]		[* * *]
QTY (kgs)		[* * *]			('02 & '03)			[* * *]			[* * *]		[* * *]

$’s in Revenue	$	[* * *]	K	$	[* * *]	K	$	[* * *]	K

2/25/04 Amend. #1		n/a			n/a			n/a			[* * *]		[* * *]
QTY (kgs)		n/a			n/a			n/a			[* * *]		[* * *]
$’s in Revenue							$K[***] (dev.) $K[***] (non-binding)
(2005 qty. TB confirmed by 10/15/04)

10/15/04 Amend. #2		n/a			n/a			n/a		$	[* * *]		[* * *]
QTY (kgs)		n/a			n/a			n/a			[* * *]		[* * *]
$’s in Revenue								n/a		$	[* * *]	K	[* * *]

12/31/05 ACTUAL	$	[* * *]	K	$	[* * *]	K	$	[* * *]	K	$	[* * *]	K
     A key underlying question here is “What is the fair value of what the Company has given RHEM in exchange for the consideration received and the rights, net of obligations, provided by the Cooperation Agreement, as amended?”
     The only consideration provided to the Company under the 2002 Cooperation Agreement was the product revenue to be received on quantities of nanoparticles that RHEM promised to purchase. The entire agreement—including RHEM’s being in a position to make its contractual purchases—was premised on the parties’ collaborative development efforts. The demand for RHEM’s slurry products containing the Company’s nanoparticles was unknown. This demand was also difficult to project because RHEM was a new entrant to this area of the CMP market. RHEM’s market knowledge largely was drawn from its experience with pads, conditioners and other products to be used in concert with slurries that RHEM hoped to develop by applying the Company’s nanoparticles. Slurries containing nanomaterials were either being supplied by much larger competitors in the marketplace, or were being developed to target new applications. RHEM and the Company jointly promised to devote commercially reasonable efforts to develop RHEM’s slurry products incorporating the Company’s nanoparticles. Both parties also agreed to be responsible for their own expenses in doing so. We understand that RHEM has invested [* * *] $[* * *] in pilot equipment (which would result in [* * *] $[* * *] depreciation expense, based on our estimates of useful lives) and assigned [* * *] development personnel (regardless of cost, a greater amount of resources than the Company could afford to apply to this relationship). The Company

[* * *] CONFIDENTIAL TREATMENT REQUESTED — This confidential portion has been omitted from this document and filed separately with the Commission.

currently has [* * *] $[* * *] (acquisition cost) in capital equipment engaged in developing and servicing this business. RHEM’s obligations, as applied to the Cooperation Agreement, have exceeded those of Nanophase.
     The Cooperation Agreement has provided the Company with the additional exclusive right to utilize RHEM’s distribution channels and exploit its marketing efforts to sell the Company’s nanoparticles in the CMP market—a market otherwise inaccessible to the Company. Under all these circumstances, and especially given the unknown nature of net future cash flows vis a vis future revenue, we believe that the value of the contract changes in question under Amendment No 1 is immaterial. See the further discussion of future net cash flows below.
     The $[* * *] in development funding was intended to ensure that the Company would, first and foremost, allow RHEM to retain exclusivity through [* * *], while continuing Nanophase’s R&D work in support of RHEM’s application development within its customer base in the CMP market. The Company would have lost approximately $[* * *] in theoretical gross margin, based on the prior period’s sales volume, absent any financial input from RHEM in [* * *]. By offering to pay the Company this $[* * *], RHEM was ensuring that Nanophase could continue to honor its “general obligation of cooperation” absent nanoproduct sales to help fund the Company’s development efforts. Both parties recognize that it was impossible to predict the speed with which RHEM’s slurry products containing the Company’s nanoparticles would be qualified and purchased. Both parties also recognize that each is the best partner for the other in the given Field. RHEM was doing nothing more than being a good partner in ensuring that the Company received enough funds to facilitate maintaining its R&D efforts on RHEM’s behalf.
     Aside from consideration received ($[* * *]), there are no market inputs to help management value the rights, net of obligations, transferred in Amendment No.1. We understand that the determination of fair value, absent similar transactions or a ready market from which to ascribe broad value to the net rights given, would rely on consideration received and discounted future cash flows. We have concluded that future cash flows from sales are not accurately determinable at this time due to the inherent variability of demand. Furthermore, given Nanophase’s view of the past, current and future path to market and sales development with respect to CMP and RHEM, any rights and privileges related to this arrangement offered to RHEM by the Company require no new expenditures on the part of Nanophase, therefore we ascribed [* * *] value to that portion of the valuation. Given this logic, all other value to Amendment No 1 to the Cooperation Agreement, aside from replacement of the margin as discussed above, is [* * *] and therefore [* * *] to the Company’s financial statements.

[* * *] CONFIDENTIAL TREATMENT REQUESTED — This confidential portion has been omitted from this document and filed separately with the Commission.

     It is management’s view, after a thorough review of relevant GAAP (including the FASB’s June 23, 2004 exposure draft on Fair Value Measurements, APB No. 29 Accounting for Nonmonetary Transactions, the AICPA’s AU Section 328 (from SAS No. 101) on Auditing Fair Value Measurements and Disclosures), that the $[* * *] in consideration received relating to Amendment No. 1 to the Cooperation Agreement between the Company and RHEM was appropriately fully recognized throughout 2004, the period in which it was materially earned.
     The balance of the value recognized by the Company in this, and all similar arrangements involving partnering relationships, will occur upon selling product and receiving margin.
     Nanophase is interested in assisting the Commission Staff in completing the review process as expeditiously as possible. Thank you for your assistance in this matter.

Very truly yours, NANOPHASE TECHNOLOGIES CORPORATION
By:	/s/ Jess Jankowski
Jess Jankowski, Chief Financial Officer

[* * *] CONFIDENTIAL TREATMENT REQUESTED — This confidential portion has been omitted from this document and filed separately with the Commission.